UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date December 04, 2014

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Honesti Basyir

----------------------------------------------------

(Signature)

Honesti Basyir

Acting VP Investor Relations

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA, Tbk

INVITATION

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

(No. 249/PR000/COP-A0070000/2014)

The Board of Directors of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk. domiciled in Kota Bandung (hereinafter referred to as the “Company”), hereby invites shareholders of the Company to attend the Extraordinary  General Meeting of Shareholders  (the “Meetings’) of the Company to be held on:

Day/Date          :        Friday/December 19, 2014

Time               :       14.00  Jakarta Time

Venue             :       Ballroom III

The Ritz Carlton Pacific Place 4th Floor

Jl. Jenderal Sudirman No. 52-53

Sudirman Central Business District

Jakarta Selatan 12190

The Meeting will discuss and decide on the main  agenda Changes of the Composition of the Board.

Notes:

1.      This notice shall be deemed as an invitation to the Meetings for the Company’s shareholders. The Board of Directors will not send separate invitations to the Shareholders;

2.      Those who are eligible to attend the  Meetings are the Shareholders (or their proxies) whose names are registered in the Company’s Share Register at 16.00 hours Western Indonesian Time on December 3, 2014 or the registered owners of the security sub account in the depository of PT Kustodian Sentral Efek Indonesia at the closing of trading on the Indonesian Stock Exchange on December  3, 2014;

3.      The Shareholders or their proxies who will attend the Meetings are required to bring a copy of their Collective Share Certificates (“CSC”) and Kartu Tanda Penduduk (“KTP”) or another personal identification document to be presented and submitted to Officer of the Meetings before entering the Meeting room. Institutional shareholders are required to bring a copy of their Articles of Association and any amendments, together with the latest composition of the board of Directors;

4.      Shareholders who can not attend the Meetings may be represented by their proxy by presenting a signed copy of the legal proxy letters and a copy of the Shareholder’s identification provided that any members of the Board of Directors or the Board of Commissioners or  employees of the Company may act as a proxy in the Meetings, however the votes that they cast as a proxy in the Meeting shall not be taken into account in the voting. The form of the proxy letter is available at the addresses listed in item 5 below during our business hours;

5.      Materials for the Meetings (“Meeting Materials”) are available on the Company’s website at www.telkom.co.id, starting the date hereof. If needed, material for the Meetings are available to be examined during our  business hours and can be be obtained from the Company by submitting a copy of Collective Share Certificates and the personal identification to our Investor Relations team at the address bellow:

PT Telekomunikasi Indonesia Tbk	PT Datindo Entrycom
Investor Relations
Gedung Grha Merah Putih 5th Floor Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710	Wisma Dinners Club Annex Jl. Jend. Sudirman Kav. 34-35 Jakarta 10120
Telp. (021) 5215109	Telp. (021) 570 9009
Faks. (021) 5220500	Faks. (021) 5709026-28

6.   To help us conduct the Meeting in an orderly and timely manner, the Shareholders or their proxies are kindly requested to be present thirty (30) minutes prior to the time of the Meeting.

Bandung, December 4, 2014

PT Telekomunikasi Indonesia, Tbk

Board of Directors